Exhibit 99.1

Mountain Province Diamonds Reports Additional Kimberlite Identified in Gahcho Kué Exploration Program

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Sept. 17, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today provides an update on the exploration program currently under way in the immediate vicinity of the Gahcho Kué mine. The most recent drilling has now identified additional kimberlite in the corridor between 5034 and Tuzo, with true intercepts up to 72 meters in thickness. The Curie target has also been confirmed to have kimberlite intercepts up to 52 meters with the full extent of all the additional kimberlite still to be determined.

The detailed exploration program has focused on three objectives;  drill test for extensions to the Hearne kimberlite between the north and south lobes, drill test the corridor between 5034 and Tuzo, particularly around the North Pipe kimberlite, and drill test the Curie ground gravity target located between the Tesla and Tuzo kimberlites. Additional kimberlite breccia between the north and south lobes at Hearne was previously confirmed, extending vertically from 40 metres depth from the surface and to at least as deep as 220 metres depth (see news release July 11, 2018).

Drill testing of the corridor between 5034 and Tuzo has focused on the zone between the 5034 pipe and the North pipe and an area immediately northeast of the North pipe. Drilling has confirmed kimberlitic material between the north lobe of 5034 and the North Pipe, as well as in the corridor extending northeast of the North Pipe towards Tuzo. This new kimberlitic material extends vertically from 248 meters to 350 meters depth. At the Curie target, kimberlite was intersected at a vertical depth of only 18 meters, with the deepest intercept at 119 meters depth. The Curie kimberlite lies within the proposed open pit mine plan for the Tuzo kimberlite, and midway between Tuzo and the Tesla kimberlite. A summary of results from the drill programs is provided in the table below and in figures appended to this news release.

			Intercept[1] (m)			Intercept True Thickness[4] (m)
Drill Hole	Azimuth	Inclination	From	To	Length		End of Hole (m)

5034 – Tuzo Corridor
MPV-18-460C3	137	-49	360.36	394.86	34.50	26.80	452.0
MPV-18-465C4	139	-49	329.00	338.10	9.10	6.80
			355.65	356.00	0.35	ND	401.0
MPV-18-467C	136	-54	389.60	439.90	50.30	32.90	462.2
MPV-18-469C	132	-59	329.75	443.82	114.07	72.50	473.0
MPV-18-470C	302	-57	189.65	189.66	0.01	ND	212.0
MPV-18-473C	117	-66	371.58	383.55	11.97	5.00	629.0
MPV-18-475C	130	-51	304.20	389.00	84.80	59.00	419.0
Curie Kimberlite Target
MPV-18-463C	310	-48	35.98	66.50	30.52	ND5
			93.70	146.40	52.70	ND	195.9
MPV-18-468C	114	-47	159.77	163.25	3.48	ND	251.0
MPV-18-471C	309	-47	25.10	37.60	12.50	ND	37.6
MPV-18-472C	311	-48	33.90	44.60	10.70	ND	257.0
[1]Intercepts are true drilled thicknesses. [2]Defined as the horizontal distance between drillhole pierce points, based on the 5034 extension as elongate, striking roughly N45E and with vertical contacts. [3]The 26.8m intercept for MPV-18-460C includes 13% granite and granite breccia. [4]The 6.8m intercept for MPV-18-465C includes 39% kimberlite granite breccia with <50% internal granitic dilution. The intercept for MPV-18-462C is kimberlite granite breccia. Granite breccia is defined as having greater than 50% kimberlite present. ND = Not determined. [5]The geometry of Curie is not sufficiently known to determine true thicknesses. Drillholes MPV-18-459C, MPV-18-461C, MPV-18-464C, MPV-18-466C, and MPV-18-474C did not intersect kimberlite.

Said Stuart Brown, the Company's President and Chief Executive Officer, "Our continued success in this near-mine exploration program is very encouraging. The earlier work on the additional kimberlite identified on the Southwest Corridor kimberlite~~s~~ is scheduled to be classified in the last quarter of 2018 in time for inclusion for the 2019 mine plan. The ranges for potential addition to the resource (100% basis) are 1.5 to 2.8 million tonnes and 2.2 to 4.2 million carats. Work on developing the model and resource estimates for Hearne and the 5034 North Lobe/North Pipe Extension additional kimberlites is scheduled to be completed in Q1 2019 and will in time potentially be incorporated into a modified mine plan, when completed. These significant kimberlite discoveries are well within the present mine plan area and there is little doubt that, if economic, will contribute tonnage to extend the mine life at Gahcho Kué."

The current exploration drill program is nearing completion, with detailed logging and sampling of the core now underway. Updates will be provided as this additional work is completed. All exploration surveys, and drilling and sampling programs are conducted by De Beers Canada, the Company's joint venture partner at Gahcho Kué.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., technical advisor to Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Figure 1: Location of the 5034, Hearne, Tuzo, Tesla and North Pipe kimberlite bodies. (CNW Group/Mountain Province Diamonds Inc.)

Figure 2: Long-section view of kimberlite intercepts in the 5034 – Tuzo Corridor. Plan view of the section is shown in the inset. (CNW Group/Mountain Province Diamonds Inc.)

Figure 3: Plan view of drilling completed at the Curie kimberlite, wth kimberlite intercepts indicated in red. Inset shows position of the Curie kimberlite relative to the open pit plan at Tuzo. (CNW Group/Mountain Province Diamonds Inc.)

View original content to download multimedia:http://www.prnewswire.com/news-releases/mountain-province-diamonds-reports-additional-kimberlite-identified-in-gahcho-kue-exploration-program-300713962.html

SOURCE Mountain Province Diamonds Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2018/17/c2722.html

%CIK: 0001004530

For further information: FOR FURTHER INFORMATION, PLEASE CONTACT: Mountain Province Diamonds Inc., Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Mountain Province Diamonds Inc., Keyvan Salehi, Investor Relations and Engineering Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 17-SEP-18